FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: January 17, 2006	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO EXTENDS GOLD MINERALIZATION AT TWANGIZA

Trench results include 33.7 metres grading 5.15 g/t Au, 10 metres at 16.06 g/t Au, 11 metres at 5.97 g/t Au and 16 metres averaging 3.14 g/t Au

Toronto, Canada – January 17, 2006 — Banro Corporation (“Banro” or the “Company”) (AMEX – “BAA”; TSX — “BAA”) is pleased to announce the first set of results from the Company’s current exploration program at its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Initial geochemical assay results have been received from 780 soil and 482 trench rock samples from the Company’s Twangiza project. A prominent soil geochemical anomaly (greater than 100 ppb Au in soil with maximum values up to 2.77 g/t) has been delineated over a strike length of 880 metres directly along strike from the existing Twangiza deposit and remains open to the north and west (additional soil sample results pending). Trench results have been received within this soil anomaly and include 33.7 metres grading 5.15 g/t Au, 11.0 metres grading 5.97 g/t Au and 16.0 metres at 3.14 g/t Au. Further to the north along strike at the Lukungurhi workings, initial trenching results have included 10.0 metres averaging 16.06 g/t Au and 8 metres at 1.5 g/t Au.

The soil grid was undertaken along strike to the north of the existing mineral resource at Twangiza, where a Measured Mineral Resource of 2.60 million tonnes grading 3.20 g/t (equivalent to 0.26 million ounces of gold), an Indicated Mineral Resource of 27.78 million tonnes grading 1.95 g/t (equivalent to 1.74 million ounces of gold) and an Inferred Mineral Resource of 19.24 million tonnes grading 1.90 g/t (equivalent to 1.17 million ounces of gold) had been previously delineated over a strike length of 800 metres. This grid covers the northern extension of the Twangiza mineralisation along the Twangiza anticlinal structure where gold mineralization is related to a series of altered feldspar porphyry sills intruded into a sequence of phyllites, sandstones and conglomerates.

A number of mineralised occurrences with similar geological settings to that of Twangiza are found along the Twangiza anticlinal structure. These occurrences include Lukungurhi, situated 1,300 metres north of the Twangiza deposit, and Kashegeshe, found 2,500 metres north of the Twangiza deposit. Two widely spaced trenches 670 metres apart were excavated to test the strike potential of the Lukungurhi workings ahead of the ongoing soil sampling program. Results from these two trenches include 10.0 metres grading 16.06 g/t, 8.0 metres at 1.5 g/t and 6.0 metres averaging 1.53 g/t.

Trench results received to date are summarised in the table below. A locality plan with the soil and trench results is found accompanying this press release on the Company’s website, http://www.banro.com/i/pdf/2006-01-17_NRM.pdf

TRENCH RESULTS

PROSPECT	TRENCH	FROM	TO	LENGTH	GRADE
		(metres)	(metres)	(metres)	(g/t)
Twangiza	TWT1	15.5	22.5	7.00	1.16
		37.3	71.0	33.70	5.15
		82.0	93.0	11.00	5.97
		109.0	125.0	16.00	1.60

Twangiza	TWT2	52.0	62.0	10.00	2.51
		69.6	73.0	3.40	2.00

Twangiza	TWT5	0.0	4.0	4.00	3.52
		10.0	26.0	16.00	3.14

Lukungurhi	TWT3	11.0	17.0	6.00	1.53
		140.0	141.8	1.80	2.47
		146.0	154.0	8.00	1.50

Lukungurhi	TWT4	19.5	29.5	10.00	16.06

Soil samples were collected at 80 metre spaced lines with samples taken at 40 metres along the grid lines. Trench rock samples were taken at a maximum of one metre intervals and the gold values are uncut. Samples were analysed for gold by fire assay using a 50g sample at the ALS Chemex laboratory in Johannesburg, South Africa (ALS Chemex is independent of the Company). Internationally recognised standards, duplicates and blanks were inserted as part of the Company’s internal QA/QC analytical procedures.

Commenting on these results at Twangiza, Peter Cowley, President and C.E.O. of the Company, said: “These exploration results demonstrate the significant potential to increase the existing Twangiza mineral resource base. The current total resource at Twangiza is found over a strike length of 800 metres while the new soil and trench results indicate a further strike of 1,550 metres (880 metres directly to the north of the Twangiza deposit and 670 metres of additional strike at Lukungurhi). Soil sampling and trenching will continue to the north to fully outline the mineralized trend. Our Twangiza drilling program, which commences this month, will focus on the existing deposit and these extensions to the north.”

Additional information with respect to the Twangiza property is contained in the technical report of CME Consulting Ltd. dated April 30, 2003 entitled “Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC which includes a “qualified person” (as such term is defined in National Instrument 43-101), Michael Skead (Aus.I.M.M), the Company’s Vice President of Exploration.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this press release, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.